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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	52 weeks ended 8/31/1997	52 weeks ended 8/30/1998	52 weeks ended 8/29/1999	53 weeks ended 9/3/2000	52 weeks ended 9/2/2001
"Consolidated Net Earnings"
Net Income	312,197,000	459,842,000	397,298,000	631,437,000	602,089,000
Add back:
Interest Expense	76,281,000	47,535,000	45,527,000	39,281,000	32,024,000
Tax Expense	208,132,000	306,561,000	343,545,000	420,958,000	401,392,000
Interest Component of Rent Expense	17,826,270	18,273,750	19,556,790	22,402,380	23,229,924
Cum Effect of Change in Acct	65,000,000		118,023,000

Total Consolidated Net Earnings (A)	679,436,270	832,211,750	923,949,790	1,114,078,380	1,058,734,924
"Fixed Charges"
Interest Expense	76,281,000	47,535,000	45,527,000	39,281,000	32,024,000
Capitalized Interest	4,096,973	3,541,667	4,380,202	10,756,752	19,156,744
Interest Compoment of Rent Expense	17,826,270	18,273,750	19,556,790	22,402,380	23,229,924

Total Fixed Charges (B)	98,204,243	69,350,417	69,463,992	72,440,132	74,410,668

Coverage (A)/(B)	6.92	12.00	13.30	15.38	14.23

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges